## Entity Profile Information

Viewed on November 22, 2024

NFA ID 0291281 CITIGROUP GLOBAL MARKETS LIMITED

### Current Status Information

| Branch ID | Status | Effective Date |
| --- | --- | --- |
| | SWAP DEALER REGISTERED | 08/15/2023 |
| | NFA MEMBER APPROVED | 11/15/2013 |
| | EXEMPT FOREIGN FIRM APPROVED | 11/20/1998 |
| | NFA ID 0519517 **CITIGROUP GLOBAL MARKETS EUROPE AG** | |
| | PRINCIPAL APPROVED | 04/24/2019 |

### Status History Information

| Status | Effective Date |
| --- | --- |
| SWAP DEALER REGISTERED | 08/15/2023 |
| NFA MEMBER APPROVED | 11/15/2013 |
| SWAP DEALER PROVISIONALLY REGISTERED | 10/09/2013 |
| NFA MEMBER PENDING | 10/02/2013 |
| SWAP DEALER PENDING | 10/02/2013 |
| EXEMPT FOREIGN FIRM APPROVED | 11/20/1998 |
| EXEMPT FOREIGN FIRM PENDING | 11/11/1998 |
| NFA ID 0519517 **CITIGROUP GLOBAL MARKETS EUROPE AG** | |
| PRINCIPAL APPROVED | 04/24/2019 |
| PRINCIPAL PENDING | 04/23/2019 |

### Outstanding Requirements

Annual Due Date: 12/1/2025

ANNUAL MEMBERSHIP DUES REQUIRED FOR 3/1/2025

ANNUAL MEMBERSHIP DUES REQUIRED FOR 6/1/2025

ANNUAL MEMBERSHIP DUES REQUIRED FOR 9/1/2025

ANNUAL REGISTRATION UPDATE REQUIRED

MEMBER QUESTIONNAIRE REQUIRED

## Disciplined Employee Summary

## Exempt Foreign Firm Information

| NFAID | Agent Name | Start Date | End Date |
|---|---|---|---|
| 0002026 | CITIGROUP GLOBAL MARKETS INC | 10/1/2012 | |

| NFAID | Regulator Name | Start Date | End Date |
|---|---|---|---|
| 0316743 | FINANCIAL CONDUCT AUTHORITY | 11/20/1998 | |

| NFAID | Doing Business With | Start Date | End Date |
|---|---|---|---|
| 0443305 | EFFISSIMO CAPITAL MANAGEMENT PTE LTD | 4/16/2020 | |
| 0495157 | EFFISSIMO PARTNERS | 4/16/2020 | |
| 0488686 | PEARL DIVER CAPITAL LLP | 8/17/2015 | 4/9/2019 |
| 0461493 | JUPITER INVESTMENT MANAGEMENT LIMITED | 12/11/2013 | 2/14/2023 |
| 0461442 | ICAP ENERGY AS | 4/29/2013 | |
| 0459466 | ENTERPRISE COMMODITY SERVICES LIMITED | 3/7/2013 | 9/4/2013 |
| 0410306 | NORTHWEST INVESTMENT MANAGEMENT HONG KONG LTD | 12/28/2012 | 1/7/2015 |
| 0318217 | PVM OIL ASSOCIATES LTD | 10/26/2012 | 12/5/2013 |
| 0303496 | SOCIETE GENERALE | 7/20/2011 | |
| 0411526 | MAKO FINANCIAL MARKETS PARTNERSHIP LLP | 9/10/2009 | |

| Exemption Category | Exemption Type | Statement Date |
|---|---|---|
| FUTURES COMMISSION MERCHANT | 30.10 | 9/30/1998 |

## Business Information

Viewed on January 06, 2025

NFA ID 0291281 CITIGROUP GLOBAL MARKETS LIMITED

| | |
|---|---|
| Name | **CITIGROUP GLOBAL MARKETS LIMITED** |
| Form of Organization | **CORPORATION** |
| Country | **UNITED KINGDOM** |
| Federal EIN | **Not provided** |
| **Business Address** | |
| Street Address 1 | **33 CANADA SQUARE** |
| City | **LONDON** |
| Zip/Postal Code | **E14 5LB** |
| Country | **UNITED KINGDOM** |
| Phone Number | **+44 20 7508 2795** |
| Fax Number | **Not provided** |
| Email | **Not provided** |
| Website/URL | **Not provided** |
| CRD/IARD ID | **Not provided** |

## Other Names

Viewed on January 06, 2025

NFA ID 0291281 CITIGROUP GLOBAL MARKETS LIMITED

**SALOMON BROTHERS INTERNATIONAL LIMITED**
**ALIAS**

**SALOMON BROTHERS INTERNATIONAL LTD**
**DBA NOT IN USE**

## Location of Business Records

Viewed on January 06, 2025

NFA ID 0291281 CITIGROUP GLOBAL MARKETS LIMITED

| | |
|---|---|
| Street Address 1 | **33 CANADA SQUARE** |
| City | **LONDON** |
| Zip/Postal Code | **E14 SLB** |
| Country | **UNITED KINGDOM** |

## U.S. Address for the Production of Business Records

Viewed on January 06, 2025

NFA ID 0291281 CITIGROUP GLOBAL MARKETS LIMITED

| | |
|---|---|
| Office Of | **CITIGROUP GLOBAL MARKETS INC.** |
| Street Address 1 | **388 GREENWICH STREET** |
| Street Address 2 | **ATTENTION: LEGAL & COMPLIANCE** |
| City | **NEW YORK** |
| State | **NEW YORK** |
| Zip/Postal Code | **10013** |

## Principal Information

Viewed on January 06, 2025

NFA ID 0291281 CITIGROUP GLOBAL MARKETS LIMITED

### Individual Information

| | |
|---|---|
| NFAID | **0538968** |
| Name | **CLARK, SALLY** |
| TItle(s) | **DIRECTOR** |
| 10% or More Interest | **No** |
| Status | **APPROVED** |
| Effective Date | **08-06-2021** |

| | |
|---|---|
| NFAID | **0555745** |
| Name | **DUCSAI, EVELIN KATAUN** |
| TItle(s) | **DIRECTOR** |
| 10% or More Interest | **No** |
| Status | **APPROVED** |
| Effective Date | **05-18-2023** |

| | |
|---|---|
| NFAID | **0484489** |
| Name | **FALL, WILLIAM** |
| TItle(s) | **DIRECTOR** |
| 10% or More Interest | **No** |
| Status | **APPROVED** |
| Effective Date | **08-06-2021** |

| | |
|---|---|
| NFAID | **0519823** |
| Name | **FLOWERDAY, DAVID LEONARD** |
| TItle(s) | **CHIEF COMPLIANCE OFFICER** |
| 10% or More Interest | **No** |
| Status | **APPROVED** |
| Effective Date | **03-18-2019** |

| | |
|---|---|
| NFAID | **0515303** |
| Name | **KANE, NICOLA** |
| TItle(s) | **HEAD OF A BUSINESS UNIT, DIVISION OR FUNCTION** |
| 10% or More Interest | **No** |
| Status | **APPROVED** |
| Effective Date | **10-29-2024** |

| | |
|---|---|
| NFAID | **0540535** |
| Name | **KHAN, RAHMAN ALI** |
| TItle(s) | **HEAD OF A BUSINESS UNIT, DIVISION OR FUNCTION** |
| 10% or More Interest | **No** |
| Status | **APPROVED** |
| Effective Date | **08-06-2021** |

| | |
|---|---|
| NFAID | **0559796** |
| Name | **LEE, TIINA LE SEONG** |
| TItle(s) | **CHIEF EXECUTIVE OFFICER** |
| 10% or More Interest | **No** |
| Status | **APPROVED** |
| Effective Date | **02-02-2024** |

| | |
|---|---|
| NFAID | **0566445** |
| Name | **LOFTHOUSE, JONATHAN RICHARD** |
| TItle(s) | **HEAD OF A BUSINESS UNIT, DIVISION OR FUNCTION** |
| 10% or More Interest | **No** |
| Status | **APPROVED** |
| Effective Date | **10-29-2024** |

| | |
|---|---|
| NFAID | **0522954** |
| Name | **MORTON, ANDREW JOHN** |
| TItle(s) | **HEAD OF A BUSINESS UNIT, DIVISION OR FUNCTION** |
| 10% or More Interest | **No** |
| Status | **APPROVED** |
| Effective Date | **04-24-2020** |

| | |
|---|---|
| NFAID | **0485735** |
| Name | **MOULDS, JONATHAN PAUL** |
| TItle(s) | **DIRECTOR** |
| 10% or More Interest | **No** |
| Status | **APPROVED** |
| Effective Date | **03-08-2022** |

| | |
|---|---|
| NFAID | **0553314** |
| Name | **PLUNKETT, IAIN** |
| TItle(s) | **DIRECTOR** |
| 10% or More Interest | **No** |
| Status | **APPROVED** |

| | |
|---|---|
| Effective Date | **02-02-2023** |

| | |
|---|---|
| NFAID | **0551559** |
| Name | **RAJA, AMIT ANIL** |
| TItle(s) | **DIRECTOR** |
| 10% or More Interest | **No** |
| Status | **APPROVED** |
| Effective Date | **11-25-2022** |

| | |
|---|---|
| **NFAID** | **0566652** |
| Name | **RAYSON, PAUL ANDREW** |
| TItle(s) | **HEAD OF A BUSINESS UNIT, DIVISION OR FUNCTION** |
| 10% or More Interest | **No** |
| Status | **APPROVED** |
| Effective Date | **12-17-2024** |

| | |
|---|---|
| **NFAID** | **0556290** |
| Name | **SEN GOSAIN, MANJIRA** |
| TItle(s) | **DIRECTOR** |
| 10% or More Interest | **No** |
| Status | **APPROVED** |
| Effective Date | **06-23-2023** |

| | |
|---|---|
| NFAID | **0488977** |
| Name | **TROMBETTA, SANTO** |
| TItle(s) | **HEAD OF A BUSINESS UNIT, DIVISION OR FUNCTION** |
| 10% or More Interest | **No** |
| Status | **APPROVED** |
| Effective Date | **04-23-2020** |

| | |
|---|---|
| NFAID | **0520000** |
| Name | **VON KOSKULL, CASPER WILHELM** |
| TItle(s) | **DIRECTOR** |
| 10% or More Interest | **No** |
| Status | **APPROVED** |
| Effective Date | **01-09-2024** |

| | |
|---|---|
| NFAID | **0563242** |
| Name | **WESTGARTH,GRAHAM** |
| TItle(s) | **DIRECTOR** |
| 10% or More Interest | **No** |

| | |
|---|---|
| Status | **APPROVED** |
| Effective Date | **05-10-2024** |

**Holding Company Information**

| | |
|---|---|
| NFAID | **0388448** |
| Full Name | **CITIGROUP INC** |
| 10% or More Interest | **Yes** |
| Status | **APPROVED** |
| Effective Date | **02-27-2014** |

## Principal Name and Financial Interest

Viewed on January 06, 2025

NFA ID 0291281 CITIGROUP GLOBAL MARKETS LIMITED

## Non-U.S. Regulator Information

Viewed on January 06, 2025

NFA ID 0291281 CITIGROUP GLOBAL MARKETS LIMITED

### List of Non-U.S. Regulator(s) During The Past 5 Years

| Country | Regulator Name |
|---|---|
| UNITED KINGDOM | FINANCIAL CONDUCT AUTHORITY |
| UNITED KINGDOM | PRUDENTIAL REGULATION AUTHORITY (PRA) |

## Agent Information

Viewed on January 06, 2025

NFA ID 0291281 CITIGROUP GLOBAL MARKETS LIMITED

### Current Agent

| Agent ID | Agent Name | Start Date |
|---|---|---|
| 0002026 | CITIGROUP GLOBAL MARKETS INC | 10/1/2012 |

### Agent History

| Agent ID | Agent Name | Start Date | End Date |
|---|---|---|---|
| No information available | | | |

## Doing Business With

Viewed on January 06, 2025

NFA ID 0291281 CITIGROUP GLOBAL MARKETS LIMITED

### Doing Business With - Current

| NFAID | Name | Start Date |
|---|---|---|
| No Information Available | | |

### Doing Business With - History

| NFAID | Name | Start Date | End Date |
|---|---|---|---|
| No Information Available | | | |

## Disciplinary Information - Criminal Disclosures

Viewed on January 06, 2025

NFA ID 0291281 CITIGROUP GLOBAL MARKETS LIMITED

For additional assistance and information on completing this page, refer to the Instructions and Definition of Terms at the beginning of this document.

**THE QUESTIONS ON THIS PAGE MUST BE ANSWERED "YES" EVEN IF:**

- **ADJUDICATION OF GUILT WAS WITHHELD OR THERE WAS NO CONVICTION; OR**
- **THERE WAS A CONDITIONAL DISCHARGE OR POST-CONVICTION DISMISSAL AFTER SUCCESSFUL COMPLETION OF A SENTENCE; OR**
- **A STATE CERTIFICATE OF RELIEF FROM DISABILITIES OR SIMILAR DOCUMENT WAS ISSUED RELIEVING THE HOLDER OF FORFEITURES, DISABILITIES OR BARS RESULTING FROM A CONVICTION; OR**
- **THE RECORD WAS EXPUNGED OR SEALED; OR**
- **A PARDON WAS GRANTED.**

**THE QUESTIONS MAY BE ANSWERED "NO" IF THE CASE WAS DECIDED IN A JUVENILE COURT OR UNDER A YOUTH OFFENDER LAW.**

For each matter that requires a "Yes" answer to Questions A, B or C below, a Criminal Disclosure Matter Page (DMP) must be filed using NFA's DMP Filing System that requests:

- who was involved;
- when it occurred;
- what the allegations were;
- what the final determination was, if any; and
- the date of the determination.

In addition, documents must be provided for each matter requiring a "Yes" answer that show:

- the charges;
- the classification of the offense, i.e., felony or misdemeanor;
- the plea, sentencing and probation information, as applicable;
- the final disposition; and
- a summary of the circumstances surrounding the criminal matter.

The documents may be provided electronically using the upload function in the DMP Filing System or sending them to NFA (See Instructions).

Question A

Has the firm ever pied guilty or nolo contendere ("no contest") to or been convicted or found guilty of any felony in any U.S., non-U.S. or military court?

**No**

Question B

Has the firm ever pied guilty to or been convicted or found guilty of any misdemeanor in any U.S., non-U.S. or military court which involves:

- embezzlement, theft, extortion, fraud, fraudulent conversion, forgery, counterfeiting, false pretenses, bribery, gambling, racketeering, or misappropriation of funds, securities or property; or
- violation of sections 7203, 7204, 7205 or 7207 of the Internal Revenue Code of 1986; or
- violation of sections 152, 1341, 1342 or 1343 or chapters 25, 47, 95 or 96 of the U.S. Criminal Code; or
- any transaction in or advice concerning futures, options, leverage transactions or securities?

**No**

Question C

Is there a charge pending, the resolution of which could result in a "Yes" answer to the above questions?

**No**

## Disciplinary Information - Regulatory Disclosures

Viewed on January 06, 2025

NFA ID 0291281 CITIGROUP GLOBAL MARKETS LIMITED

For additional assistance and information on completing this page, refer to the Instructions and Definition of Terms at the beginning of this document.

For each matter that requires a "Yes" answer to Questions D, E, F, G, Hor I below, a Regulatory DMP must be filed using NFA's DMP Filing System that requests:

- who was involved;
- when it occurred;
- what the allegations were;
- what the final determination was, if any;
- the date of the determination; and
- a summary of the circumstances surrounding the regulatory matter.

In addition, documents must be provided for each matter requiring a "Yes" answer that show:

- the allegations; and
- the final disposition.

The documents may be provided electronically using the upload function in the DMP Filing System or sending them to NFA (See Instructions).

Question D

In any case brought by a U.S. or non-U.S. governmental body (other than the CFTC), has a court ever permanently or temporarily enjoined the firm after a hearing or default or as the result of a settlement, consent decree or other agreement, from engaging in or continuing any activity involving:

- any transaction in or advice concerning futures, options, leverage transactions or securities; or
- embezzlement, theft, extortion, fraud, fraudulent conversion, forgery, counterfeiting, false pretenses, bribery, gambling, racketeering or misappropriation of funds, securities or property?

**No**

Question **E**

In any case brought by a U.S. or non-U.S. governmental body (other than the CFTC), has the firm ever been found, after a hearing or default or as the result of a settlement, consent decree or other agreement, to:

- have violated any provision of any investment-related statute or regulation thereunder; or
- have violated any statute, rule, regulation or order which involves embezzlement, theft, extortion, fraud, fraudulent conversion, forgery, counterfeiting, false pretenses, bribery, gambling, racketeering or misappropriation of funds, securities or property; or
- have willfully aided, abetted, counseled, commanded, induced or procured such violation by any other person; or
- have failed to supervise another person's activities under any investment-related statute or regulation thereunder?

**Yes**

Question **F**

Has the firm ever been debarred by any agency of the U.S. from contracting with the U.S.?

**No**

Question G

Has the firm ever been the subject of any order issued by or a party to any agreement with a U.S. or non-U.S. regulatory authority (other than the CFTC), including but not limited to a licensing authority, or self-regulatory organization (other than NFA or a U.S. futures exchange) that prevented or restricted the firm's ability to engage in any business in the financial services industry?

**Yes**

Question H

Are any of the orders or other agreements described in Question G currently in effect against the firm?

**No**

Question I

Is the firm a party to any action, the resolution of which could result in a "Yes" answer to the above questions?

**No**

## Disciplinary Information - Financial Disclosures

Viewed on January 06, 2025

NFA ID 0291281 CITIGROUP GLOBAL MARKETS LIMITED

For additional assistance and information on completing this page, refer to the Instructions and Definition of Terms at the beginning of this document.

For each matter that requires a "Yes" answer to Question J below, a Financial DMP must be filed using NFA's DMP Filing System that requests:

- who was involved;
- when it occurred;
- what the allegations were;
- what the final determination was, if any;
- the date of the determination; and
- a summary of the circumstances surrounding the financial matter.

In addition, documents must be provided for each matter requiring a "Yes" answer that show:

- the allegations; and
- the final disposition.

The documents may be provided electronically using the upload function in the DMP Filing System or sending them to NFA (See Instructions).

Question J

Has the firm ever been the subject of an adversary action brought by a U.S. bankruptcy trustee?

**Yes**

Online Registration System

# Disciplinary Information - Criminal Disclosure Matter Summary

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To add a Disdo,ure Matter ?<!Oe (DMP). dck the Add DMP button.

For additional assistance, contact NFA at (800) 621-3570 or (312) 781-1410. You may also send an email to registration@nfa.futures.org

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**DMPFilmg System**

NFA ID gcmGROUP GLOBAL MAR<ETS LIM TED

To add a DisclJsJre Matter Pa e [DMP). did::the Add DMP button To l'iew :irupdate a currert DMP clic the link in the Jate DMP Filed colunn. To delete an "In Process· DMF, did::the Del te button m the Action

To viev. the historical versio1s of DMPs. die the )ink in the 'rior FilinrJL>) cciumn if applinb!e.

Fo. addition,1l,1ssi,tance. contact tJFA at ,:Boo] 6.21-3570 or(31.2) 781-1410. You mayals:osend an em,11J t:, regdration@nfa.futures.org

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**Current Regulatory DISCiosure Matter Summa[)' (6 DMPs)**

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| Quedion(t) | DMP Number | Date DMPFile.cl | | Priorfil!ng[d |
|---|---|---|---|---|
| | | 10/24/2022 | | 8/2022 |
| | | 12/02/20!9 | PRUDENTIAL REGULATION AUT'HOPJTI/ (IJK) ___ | 11:201,; |
| | | 10/01/WH | 200I - CAJIfTAL BREACH DATEDZ7 JANUARY2004 | |
| | | 10/02/2013 | fINANCIAL SERVICES AUTHORITY r.sA'.JPRIVATE WI'JTHN WARNING LITTERDATED 16 AUGUST 2006 | |
| | | 10/CIP-013 | | |

# Disciplinary Information - Financial Disclosure Matter Summary

**DMP F1hnq System**

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- CriminalCiscl0<ureMatterS11rrm3ry
- RcguLat ry Di dccur<.- M.:>t'.cr Summa)'
- fi10.1dd Di><..I'-""" WdU..-oSJ,«ltd<y

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To acd a Di closure Matter Page (OMP), cli:k the Add DMP butt:m. T:> view or update a current CMP. cli:k the link in t1e Date DMP Filed column. To delete an "In Process" DtvP. click the Delete button in the AC'.ion rnlnmn.

To view th, hi<to.-ic..I v...- i"" of JMPc. click th t;n ir th<>Prior Filing(c) columr ifppkablo.

Fo ddc:iti"nal ,,,,i,tance, tont <:I N"Adi {600)(;21-J'.,70 o, (312) 761-1410. You may <>ho ,end an email tc 1c9i.>t1atcn@11fo.fuIJ<·c,.:.rg.

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**Current Financial Disclosure Mattel" Summary (2 DMPs)**

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| | | | Date | PriorFilingls) |
|---|---|---|---|---|
| 10/02/WB | TRJIUNECCMPANY3ANKRUPTCV | | | |

**0 Arduved Financial Disclosure Matter Summary**

## Registration Contact Information

Viewed on January 06, 2025

NFA ID 0291281 CITIGROUP GLOBAL MARKETS LIMITED

| | |
|---|---|
| First Name | **LESLIE** |
| Last Name | **COOMBS** |
| Street Address 1 | **40 BANK STREET** |
| City | **LONDON** |
| Zip/Postal Code | **E14 SNR** |
| Country | **UNITED KINGDOM** |
| Phone | **N/A** |
| Email | **LESLIE.COOMBS@CITI.COM** |

## Enforcement/Compliance Communication Contact Information

Viewed on January 06, 2025

NFA ID 0291281 CITIGROUP GLOBAL MARKETS LIMITED

| | |
|---|---|
| First Name | **TOBY** |
| Last Name | **GREEN** |
| Street Address 1 | **33 CANADA SQUARE** |
| City | **LONDON** |
| Zip/Postal Code | **E14 5LB** |
| Country | **UNITED KINGDOM** |
| Phone | **N/A** |
| Email | **TOBY.GREEN@CITI.COM** |

| | |
|---|---|
| First Name | **ANDREW** |
| Last Name | **MCGUIRE** |
| Street Address 1 | **33 CANADA SQUARE** |
| City | **LONDON** |
| Zip/Postal Code | **E14 5LB** |
| Country | **UNITED KINGDOM** |
| Phone | **+44 20 7508 2795** |
| Email | **ANDREW.MCGUIRE@CITI.COM** |

## Membership Information

Viewed on January 06, 2025

NFA ID 0291281 CITIGROUP GLOBAL MARKETS LIMITED

Indicate the category in which the Member intends to vote on NFA membership matters. **SWAP DEALER**

**U.S. Regulator Information**

Is the firm currently regulated by any of the regulators listed below? **Yes**

**THE SECURITIES AND EXCHANGE COMMISSION**

## Membership Contact Information

Viewed on January 06, 2025

NFA ID 0291281 CITIGROUP GLOBAL MARKETS LIMITED

**Membership Contact**

| | |
|---|---|
| First Name | **LESLIE** |
| Last Name | **COOMBS** |
| Street Address 1 | **33 CANADA SQUARE** |
| City | **LONDON** |
| Zip/Postal Code | **E14 5LB** |
| Country | **UNITED KINGDOM** |
| Phone | **+44 20 7508 4987** |
| Email | **LESLIE.COOMBS@CITI.COM** |

**Accounting Contact**

| | |
|---|---|
| First Name | **LESLIE** |
| Last Name | **COOMBS** |
| Street Address 1 | **40 BANK STREET** |
| City | **LONDON** |
| Zip/Postal Code | **E14 5NR** |
| Country | **UNITED KINGDOM** |
| Phone | **+44 20 7508 4987** |
| Email | **LESLIE.COOMBS@CITI.COM** |

**Arbitration Contact**

| | |
|---|---|
| First Name | **LESLIE** |
| Last Name | **COOMBS** |
| Street Address 1 | **40 BANK STREET** |
| City | **LONDON** |
| Zip/Postal Code | **E14 5NR** |
| Country | **UNITED KINGDOM** |
| Phone | **+44 20 7508 4987** |
| Email | **LESLIE.COOMBS@CITI.COM** |

**Compliance Contact**

| | |
|---|---|
| First Name | **ANDREW** |
| Last Name | **MCGUIRE** |
| Street Address 1 | **33 CANADA SQUARE** |
| City | **LONDON** |
| Zip/Postal Code | **E14 5LB** |
| Country | **UNITED KINGDOM** |
| Phone | **+44 20 7508 2795** |
| Email | **ANDREW.MCGUIRE@CITI.COM** |

**Chief Compliance Officer Contact**

| | |
|---|---|
| First Name | **DAVID** |
| Last Name | **FLOWERDAY** |
| Street Address 1 | **33 CANADA SQUARE** |
| Cfy | **LONDON** |
| Zip/Postal Code | **E14 SLB** |
| Country | **UNITED KINGDOM** |
| Phone | **+44 20 7508 6939** |
| Email | **DAVID.FLOWERDAY@CITI.COM** |

**Online Registration System**

# Filing History

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| | | | | | |
|---|---|---|---|---|---|
| Entity!D | - CITTGROUPGLOBALMARKETSLIMITID | Q | Formr.tes,.a.g,. | - | Folt:t |
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| | | | EndOat<i• | - | |

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## Online Registration System

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Apply for Registration Update/VvithdrawRe-gistration Information R•port Center

Search for an NFA ID Security

Paym•nl R■questlAccounting Information ORS N•ws Help

**Search**
- For an Individual
- For a Firm, Holding Company or Sole Proprietor
- For a Pool
- By Social Security Number

**Disciplinary Information**
- Disclosure Information
- List of Disciplinary Information
Disclosure Questions

**Firm Profile**
- Branch Office Manager List
- Swap Associated Person List
- Employee List (by office)
- Guarantee Agreement Information
- Exempt Foreign Firm Information
- Part 4 Exemptions

**Internal Processing**
- View Registration Information
- Application Withdrawal Date
- TL's Due to Withdraw
- Notices

**Hardcopies**
- Filing History

## Branch Office Manager List

| NFA ID | Enter | TIGROUP GLOBAL MARKETS LIMITED |
|---|---|---|

No information available.